UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

INTEGER HOLDINGS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-16137	16-1531026
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

5830 Granite Parkway, Suite 1150, Plano, Texas	75024
(Address of principal executive offices)	(Zip Code)

Jason K. Garland
Executive Vice President and Chief Financial Officer
(214) 618-5243
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Integer Holdings Corporation (“the Company”) is filing this Specialized Disclosure Form (“Form SD”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2021 to December 31, 2021.
In accordance with Rule 13p-1, the Company has filed this Form SD and the associated Conflict Minerals Report for the calendar year ended December 31, 2020 filed herewith as Exhibit 1.01. Both of these reports are available on the Company’s website at investor.integer.net (under the “Financial Information” caption and “SEC Filings” subcaption).
Item 1.02 Exhibit
A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.
Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date:	May 19, 2022	INTEGER HOLDINGS CORPORATION

		By:	/s/ Jason K. Garland
Jason K. Garland
Executive Vice President and Chief Financial Officer